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                           January 24, 2023

       Brian Carrico
       Chief Executive Officer
       Neuraxis, Inc.
       11550 N. Meridian Street, Suite 325
       Carmel, IN 46032

                                                        Re: Neuraxis, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 10,
2023
                                                            File No. 333-269179

       Dear Brian Carrico:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed January 10, 2023

       Prospectus Summary
       Pipeline Table, page 1

   1. We note your response to our prior comment and the revised pipeline table on pages 1 and
                                                        54. Please further
revise the table to clearly depict both the discovery and preclinical research/non-human
testing phases prior to the Human Clinical Trials column, revising the progress arrows as
appropriate
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Brian Carrico
Neuraxis, Inc.
January 24, 2023
Page 2

statement.

       Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                         Sincerely,
FirstName LastNameBrian Carrico
                                                         Division of
Corporation Finance
Comapany NameNeuraxis, Inc.
                                                         Office of Life
Sciences
January 24, 2023 Page 2
cc:       Tom Twedt
FirstName LastName